SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------


                                 SCHEDULE 13D/A



                    Under the Securities Exchange Act of 1934

                                Amendment No. 13

                        Integrated Security Systems, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45812J101
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Russell Cleveland
                         Renaissance Capital Group, Inc.
                  8080 N. Central Expressway, Suite 210, LB-59
                            Dallas, Texas 75206-1857
                                 (214) 891-8294
 ------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 18, 2002
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

CUSIP No. 45812J101                    13D
------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON                   I.R.S. IDENTIFICATION NUMBER
        Renaissance Capital Growth & Income Fund III, Inc.           75-2533518
------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)      [ ]
         (b)      [x]
------------------------------------------------------------------------------
3.      SEC USE ONLY
------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)[  ]
------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
------------------------------------------------------------------------------
        7.      SOLE VOTING POWER
                24,208,510
------------------------------------------------------------------------------
        8.      SHARED VOTING POWER
                None
      ------------------------------------------------------------------------
        9.      SOLE DISPOSITIVE POWER
                24,208,510
      ------------------------------------------------------------------------
       10.      SHARED DISPOSITIVE POWER
                None
------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                24,208,510
------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES            [  ]
------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
                67.99%
------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
                IV

CUSIP No. 45812J101                       13D
------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON                   I.R.S. IDENTIFICATION NUMBER
        Renaissance US Growth Investment Trust PLC               None - Foreign
        formerly known as Renaissance US Growth and Income Trust PLC
 ------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)      [ ]
        (b)      [x]
------------------------------------------------------------------------------
3.      SEC USE ONLY
------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
        WC
------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)  [  ]
------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        England
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
------------------------------------------------------------------------------
        7.       SOLE VOTING POWER
                 23,338,233
        -----------------------------------------------------------------------
        8.       SHARED VOTING POWER
                 None
        -----------------------------------------------------------------------
        9.       SOLE DISPOSITIVE POWER
                 23,338,233
        -----------------------------------------------------------------------
        10.      SHARED DISPOSITIVE POWER
                 None
------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 23,338,233
------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES    [  ]
------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
                 67.19%
------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
                 IV

Item 1. Security and Issuer.

     This statement relates to the Common Stock ("Common Shares") of Integrated Security Systems, Inc. (the "Company"). The principal executive offices of the Company are located at 8200 Springwood Drive, Irving, Texas 75063.

Item 2. Identity and Background.

     (a) This Statement is filed by Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III"), and Renaissance US Growth Investment Trust PLC (formerly called Renaissance US Growth and Income Trust PLC) ("Renaissance PLC"); Renaissance III and Renaissance PLC, collectively (the "Reporting Persons").

     Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Attachment 1 attached hereto and incorporated herein by reference.

     (b) Renaissance III is a business development company regulated under the Investment Company Act of 1940, as amended, and organized under the laws of the State of Texas, with its principal business and principal office at 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     Renaissance PLC is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Manager, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     The business addresses of the directors and executive officers of the Reporting Persons are set forth on Attachment 1 to this Statement and incorporated herein by reference.

     (c) Renaissance III and Renaissance PLC are engaged in the business of investing principally in emerging or undervalued U.S. public companies.

     (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All persons named on Attachment 1 to this Statement are citizens of the United States or the United Kingdom, unless otherwise indicated on such Attachment.

Item 3. Source and Amount of Funds or Other Consideration.


     The total amount of funds required by Renaissance III to acquire the securities reported in Item 5(a) was $4,932,908. The source of such funds was capital of Renaissance III.

     The total amount of funds required by Renaissance PLC to acquire the securities reported in Item 5(a) was $4,766,782. The source of such funds was capital of Renaissance PLC.

Item 4. Purpose of Transaction.

     The Reporting Persons each acquired beneficial ownership of the Common Stock reported in Item 5(a) both in the ordinary course of business for investment purposes and upon exchange of indebtedness in connection with the financial restructuring of the Company. The President and CEO of Renaissance Capital Group, Inc., the investment advisor to Renaissance III and the investment manager of Renaissance PLC, Russell Cleveland, has been appointed to the board of directors of the Company.

     The Reporting Persons may participate in discussions with management or third parties in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Company, merging with another Company or acquiring another company or business, changing operating or marketing strategies, changes in management or marketing, or restructuring the Company's capitalization.

     Each Reporting Person continues to assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Company's securities in particular, other developments and other investment opportunities, as well as the Reporting Person's investment objectives. Depending on such assessments, one or both of the Reporting Persons may acquire additional securities or may determine to sell or otherwise dispose of some or all of its holding of securities.

     Other than as described above, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) Renaissance III beneficially owns 24,208,510 Common Shares, and Renaissance PLC beneficially owns 23,338,233 Common Shares. The Reporting Persons beneficially own 47,546,743 Common Shares. Based upon the 11,896,379 shares of the Company's stock outstanding as of August 31, 2002, as filed with the Securities and Exchange Commission in the Company's most recent Form 10-K SB and using SEC computation rules, the Common Shares beneficially owned by Renaissance III, Renaissance PLC, and together represent approximately 67.99%, 67.19%, and 81.35%, respectively, of the outstanding Common Stock of the Company on a fully converted basis. Renaissance III and Renaissance PLC disclaim that they are members of a group for purposes of Regulation 13D.

     The Common Shares beneficially owned by Renaissance III are comprised of 393,259 shares of Common Stock; 104,787 shares of Common Stock received as payment in kind for interest and/or dividends; 2,439,299 shares of Common Stock issuable upon the exercise of warrants; 30,035 shares of Common Stock issuable upon the exercise of options; 187,500 shares of Common Stock issuable upon the conversion of 7,500 shares of Series D Preferred Stock; 2,714,945 shares of Common Stock issuable upon conversion of 21,720 shares of Series F Convertible Preferred Stock ("Series F Preferred Stock"); and 18,334,755 shares of Common Stock issuable upon conversion of 146,678 shares of Series G Convertible Preferred Stock ("Series G Preferred Stock"). The board of directors of Renaissance III exercises voting and investment control over the securities of the Company owned by it.

     Renaissance PLC is deemed the beneficial owner of Common Shares comprised of 393,259 shares of Common Stock; 104,787 shares of Common Stock received as payment in kind for interest and/or dividends; 2,433,617 shares of Common Stock issuable upon the exercise of warrants; 187,500 shares of Common Stock issuable upon the conversion of 7,500 shares of Series D Preferred Stock; 2,714,945 shares of Common Stock issuable upon conversion of 21,720 shares of Series F Preferred Stock; and 17,504,125 shares of Common Stock issuable upon conversion of 140,033 shares of Series G Preferred Stock. The board of directors of Renaissance PLC exercises voting and investment control over the securities of the Company owned by it.

     (b) Number of shares as to which Renaissance III has:
         (i)    Sole power to vote or to direct the vote
                24,208,510
         (ii)   Shared power to vote or to direct the vote
                None
         (iii)  Sole power to dispose or to direct the disposition of
                24,208,510
         (iv) Shared power to dispose or to direct the disposition of None

         Number of shares as to which Renaissance PLC has:
         (i)    Sole power to vote or to direct the vote
                23,338,233
         (ii)   Shared power to vote or to direct the vote
                None
         (iii)  Sole power to dispose or to direct the disposition of
                23,338,233
         (iv) Shared power to dispose or to direct the disposition of None

     (c) No transaction in the Common Shares was effected by a Reporting Person since the last filing, except as follows: the receipt on October 18, 2002, by each Renaissance III of options to acquire Common Shares of the Company as follows: 5,498 shares exercisable at $0.27, expiring May 10, 2006; 4,366 shares exercisable at $0.34, expiring July 27, 2006; 4,640 shares exercisable at $0.32, expiring September 7, 2006; 3,030 shares @$0.49, expiring October 26, 2006; 3,712 shares @$0.40, expiring December 14, 2006; 4,124 shares exercisable at $0.36, expiring February 22, 2007; 3,806 shares exercisable at $0.39, expiring June 21, 2007; and 4,789 shares exercisable at $0.31, expiring August 22, 2007. These options were received by the Fund as a result of the service of Russell Cleveland on the Company's Board of Directors.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

        Not Applicable.

Item 7. Material to be Filed as Exhibits.

        Exhibit 1  Joint Filing Agreement Pursuant to Rule 13d-1(k)

        Exhibit 2  Option for 5,498 shares

        Exhibit 3  Option for 4,366 shares

        Exhibit 4  Option for 4,640 shares

        Exhibit 5  Option for 3,030 shares

        Exhibit 6  Option for 3,712 shares

        Exhibit 7  Option for 4,124 shares

        Exhibit 8  Option for 3,806 shares

        Exhibit 9  Option for 4,789 shares

                            [Signature page follows]

                                   SIGNATURES

     After reasonable inquire and to the best of their individual knowledge and belief, the signatories below certify that the information set forth in this statement is true, complete, and correct as of this 24th day of October, 2002.

     The persons  whose  signatures  appear  below agree that this  statement on
Schedule 13D is filed on behalf of each of them.

                           RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.



                               By: /S/  Russell Cleveland
                             Name: Russell Cleveland
                            Title: President and Chief Executive Officer


                           RENAISSANCE US GROWTH INVESTMENT TRUST PLC




                               By: /S/  Russell Cleveland
                             Name: Russell Cleveland
                            Title: Director

                                  ATTACHMENT 1

     The name, business address, and principal occupation of the directors and executive officers of Renaissance III are as follows:

DIRECTORS
                                                                      Principal
Name                      Business Address                           Occupation

Edward O. Boshell, Jr.    c/o Renaissance Capital Group, Inc.        Director
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Russell Cleveland         c/o Renaissance Capital Group, Inc.        Director
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Peter Collins             c/o Renaissance Capital Group, Inc.        Director
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Ernest C. Hill            c/o Renaissance Capital Group, Inc.        Director
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
OFFICERS

Russell Cleveland         c/o Renaissance Capital Group, Inc.    President and
                          8080 North Central Expressway          Chief Executive
                          Suite 210, LB-59                       Officer
                          Dallas, TX 75206-1857
John A. Schmit            c/o Renaissance Capital Group, Inc.    Vice President
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Robert C. Pearson         c/o Renaissance Capital Group, Inc.    Vice President
                          8080 North Central Expressway
                          Suite 210, LB-59
                          Dallas, TX 75206-1857
Barbara A. Butschek       c/o Renaissance Capital Group, Inc.    Secretary and
                          8080 North Central Expressway          Treasurer
                          Suite 210, LB-59
                          Dallas, TX 75206-1857

     The name, business address, and principal occupation of the directors and executive officers of Renaissance PLC are as follows:

DIRECTORS
                                                                      Principal
Name                            Business Address                     Occupation

Michael B. Cannan               c/o Sinclair Henderson Limited       Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Russell Cleveland               c/o Sinclair Henderson Limited       Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Ernest J. Fenton                c/o Sinclair Henderson Limited       Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Lord Mark Fitzalan Howard OBE   c/o Sinclair Henderson Limited       Director
                                23 Cathedral Yard
                                  Exeter EX11HB
C. A. Rundell, Jr.              c/o Sinclair Henderson Limited       Director
                                23 Cathedral Yard
                                  Exeter EX11HB
William W. Vanderfelt           c/o Sinclair Henderson Limited       Director
                                23 Cathedral Yard
                                  Exeter EX11HB

OFFICERS

None

                                                                       EXHIBIT 1

                JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent it knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

                              RENAISSANCE CAPITAL GROWTH & INCOME FUND III, INC.




                               By:     /S/  Russell Cleveland
                             Name:     Russell Cleveland
                            Title:     President and Chief Executive Officer


                               RENAISSANCE US GROWTH INVESTMENT TRUST PLC




                               By:     /S/  Russell Cleveland
                             Name:     Russell Cleveland
                            Title:     Director

                                                                       EXHIBIT 2


                        Integrated Security Systems, Inc.
                        1997 Omnibus Stock Plan Agreement

     1. Grant of Incentive Stock Option. Pursuant to the Integrated Security Systems, Inc. 1997 Omnibus Stock Plan (the "Plan") for employees and directors of Integrated Security Systems, Inc., a Delaware corporation, or any of its subsidiaries (the "Company"), the Company grants to Renaissance Capital Growth & Income Fund III, Inc. an incentive stock option ("Stock Option") to purchase from the Company a total of 5,498 full shares ("Optioned Shares") of common stock, $0.01 par value ("Common Stock"), of the Company at $0.2700 per share (being at least the fair market value per share of the Common Stock on this Date of Grant), in the amounts, during the periods, and upon the terms and conditions set forth in this Agreement. The Date of Grant of this Stock Option is May 10, 2001.

     2. Time of Exercise. Except only a specifically provided elsewhere in this Agreement, this Stock Option is exercisable immediately in its entirety.

     3. Subject to Plan. This Stock Option and its exercise are subject to the terms and conditions of the Plan, the terms of which are incorporated herein by reference. The defined terms used herein that are defined in the Plan shall have the same meanings assigned to them in the Plan. In addition, this Stock Option is subject to any rules promulgated pursuant to the Plan by the Board or the Committee and communicated to the Option Holder in writing.

     4. Term. This Stock Option will terminated at the first of the following:

          (a) 5 pm on May 10, 2006.

          (b) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates due to death or disability.

          (c) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates for any reason other than death of disability.

     5. Who May Exercise. Subject to the terms and conditions set forth in Sections 2 and 4 above, during the lifetime of the Option Holder, this Stock Option may be exercised only by the Option Holder, or by the Option Holder's guardian. If the Option Holder's employment terminates as a result of death or disability prior to the termination date specified in Section 4(a) hereof and the Option Holder has not exercised this Stock option as to the percentage of Optioned Shares set forth in Section 2 hereof as of the date of death or disability, the following persons may exercise the exercisable portion of this Stock Option as set forth in Section 2 hereof on behalf of the Option Holder at any time prior to the earlier of the dates specified in Sections 4(a) or (b) or
(c) hereof: (i) if the Option Holder is disable, the guardian of the Option Holder; or (ii) if the Option Holder dies, the personal representative of his estate or the person who acquired the right to exercise this Stock option by bequest or inheritance or by reason of the death of the Option Holder; provided that this Stock Option shall remain subject to the other terms of this Agreement, the Plan, and applicable laws, rules and regulations.

     6. Restrictions on Exercise. This Stock Option may be exercised only with respect to full shares, and no fractional share of stock shall be issued.

     7. Manner of Exercise. Subject to such administrative regulations as the Board or the Committee may from time to time adopt, this Stock Option may be exercised only upon written notice to the Company of the number of shares being purchased accompanied by the following:

          (a) Full payment of the option price for the shares of stock being purchased; and

          Such other documents as the Company in its discretion deems necessary to evidence the exercise, in whole or in part, of this Stock Option.

     8. Nonassignability. This Stock option is not assignable or transferable by the Option Holder except (i) by will or by the laws of descent and distribution or (ii) pursuant to the terms of a qualified domestic relations order (as defined in Section 411(a)(13) of the Code or Section 206(d)(3) of the Employee Retirement Income Security Act of 1974, as amended), provided that in the case of an Incentive Stock Option, such transfer or assignment may occur only to the extent it will not result in disqualifying such option as an incentive stock option under Section 422 of the Code, or any other successor provision.

     9. Rights as Stockholder. The Option Holder will have no rights as a stockholder with respect to any shares covered by this Stock Option until the issuance of a certificate or certificates to the Option Holder for the shares. Except as otherwise provided in Section 10 hereof, no adjustment shall be made for dividends or other rights for which the record date is prior to the issuance of such certificate or certificates.

     10. Adjustment of Number of shares and Related Matters. The Option Holder understands that in the event of a stock dividend, stock split, change of control, merger, consolidation, reorganization or recapitalization of the Company, the number of shares which may be purchased upon exercise of this Stock option, the time at which any Stock Option may be exercisable, and the exercise price thereof may be adjusted in accordance with the Plan.

     11. Option Holder's Representations. Notwithstanding any of the provisions hereof, the Option Holder hereby agrees that he or she will not exercise the Stock Option granted hereby, and that the Company will not be obligated to issue any shares to the Option Holder hereunder, if the exercise thereof of the issuance of such shares shall constitute a violation by the Option Holder or the company of any provision or any law or regulation of any governmental authority or shall not be in compliance with the listing requirements of a stock exchange or an interdealer quotations system. Any determination in this connection by the board shall be final, binding and conclusive. The obligations of the company and the rights of the Option Holder are subject to all applicable laws, rules and regulations including, without limitation, the 1934 Act, the Code, any successors thereto, and any other applicable laws.

     12. Investment Representation. Unless the Common Stock is issued to him or her in a transaction registered under applicable federal and state securities laws, by his or her execution hereof, the Option Holder represents and warrants to the Company that all Common Stock which may be purchased hereunder will be acquired by the Option Holder for investment purposes for his or her own account and not with any intent for resale or distribution in violation of federal or estate securities laws. Unless the Common Stock is issued to him in a transaction registered under applicable federal and state securities laws, all certificates issued with respect to the Common Stock shall bear an appropriate restrictive investment legend.

     13. Disqualifying Disposition. In the event that Common Stock acquired upon exercise of a Stock Option pursuant to this Agreement is disposed of by an Option Holder prior to the expiration of either two (2) years from the Date of Grant of such Stock option or one (1) year from the transfer of shares to the Option Holder pursuant to the exercise of such Stock option, such Option Holder shall notify the company in writing of the date and terms of such disposition.

     14. Governing Law. This Agreement is intended to be performed in the State of Texas and shall be construed and enforced in accordance with and governed by the laws of the State of Texas without reference to the conflicts of laws provisions thereof.

     15. No Rights to Continue Employment. Nothing in this Agreement confers upon the Option Holder the right to continue in the employ of the company or any subsidiary or interferes with or restricts in any way the right of the Company to discharge the Option Holder at any time (subject to any contract rights of the Option Holder).

     16. Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction. If any provision of this Agreement shall be adjudged unreasonable in any judicial or administrative proceeding, the court or administrative body shall have the power to reform such provision and, in its changed form, such provision shall then be enforceable and shall be enforced.

     In witness Whereof, the Company has caused this Agreement to be executed by its duly authorized officer, and the Option Holder, to evidence his or her consent and approval of all the terms hereof, has duly executed this Agreement as of the date specified in Section 1 hereof.

                              Integrated Security Systems, Inc.



                         By:  /S/  Richard B. Powell
                              Richard B. Powell
                              Vice President & Chief Accounting Officer


                              Option Holder:


                              /S/ Russell Cleveland
                     Name:    Russell Cleveland
                              Renaissance Capital Growth & Income Fund III, Inc.

                                                                       EXHIBIT 3


                        Integrated Security Systems, Inc.
                        1997 Omnibus Stock Plan Agreement

     1. Grant of Incentive Stock Option. Pursuant to the Integrated Security Systems, Inc. 1997 Omnibus Stock Plan (the "Plan") for employees and directors of Integrated Security Systems, Inc., a Delaware corporation, or any of its subsidiaries (the "Company"), the Company grants to Renaissance Capital Growth & Income Fund III, Inc. an incentive stock option ("Stock Option") to purchase from the Company a total of 4,366 full shares ("Optioned Shares") of common stock, $0.01 par value ("Common Stock"), of the Company at $0.3400 per share (being at least the fair market value per share of the Common Stock on this Date of Grant), in the amounts, during the periods, and upon the terms and conditions set forth in this Agreement. The Date of Grant of this Stock Option is July 27, 2001.

     2. Time of Exercise. Except only a specifically provided elsewhere in this Agreement, this Stock Option is exercisable immediately in its entirety.

     3. Subject to Plan. This Stock Option and its exercise are subject to the terms and conditions of the Plan, the terms of which are incorporated herein by reference. The defined terms used herein that are defined in the Plan shall have the same meanings assigned to them in the Plan. In addition, this Stock Option is subject to any rules promulgated pursuant to the Plan by the Board or the Committee and communicated to the Option Holder in writing.

     4. Term. This Stock Option will terminated at the first of the following:

          (a) 5 pm on July 27, 2006.

          (b) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates due to death or disability.

          (c) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates for any reason other than death of disability.

     5. Who May Exercise. Subject to the terms and conditions set forth in Sections 2 and 4 above, during the lifetime of the Option Holder, this Stock Option may be exercised only by the Option Holder, or by the Option Holder's guardian. If the Option Holder's employment terminates as a result of death or disability prior to the termination date specified in Section 4(a) hereof and the Option Holder has not exercised this Stock option as to the percentage of Optioned Shares set forth in Section 2 hereof as of the date of death or disability, the following persons may exercise the exercisable portion of this Stock Option as set forth in Section 2 hereof on behalf of the Option Holder at any time prior to the earlier of the dates specified in Sections 4(a) or (b) or
(c) hereof: (i) if the Option Holder is disable, the guardian of the Option Holder; or (ii) if the Option Holder dies, the personal representative of his estate or the person who acquired the right to exercise this Stock option by bequest or inheritance or by reason of the death of the Option Holder; provided that this Stock Option shall remain subject to the other terms of this Agreement, the Plan, and applicable laws, rules and regulations.

     6. Restrictions on Exercise. This Stock Option may be exercised only with respect to full shares, and no fractional share of stock shall be issued.

     7. Manner of Exercise. Subject to such administrative regulations as the Board or the Committee may from time to time adopt, this Stock Option may be exercised only upon written notice to the Company of the number of shares being purchased accompanied by the following:

          (a) Full payment of the option price for the shares of stock being purchased; and

          Such other documents as the Company in its discretion deems necessary to evidence the exercise, in whole or in part, of this Stock Option.

     8. Nonassignability. This Stock option is not assignable or transferable by the Option Holder except (i) by will or by the laws of descent and distribution or (ii) pursuant to the terms of a qualified domestic relations order (as defined in Section 411(a)(13) of the Code or Section 206(d)(3) of the Employee Retirement Income Security Act of 1974, as amended), provided that in the case of an Incentive Stock Option, such transfer or assignment may occur only to the extent it will not result in disqualifying such option as an incentive stock option under Section 422 of the Code, or any other successor provision.

     9. Rights as Stockholder. The Option Holder will have no rights as a stockholder with respect to any shares covered by this Stock Option until the issuance of a certificate or certificates to the Option Holder for the shares. Except as otherwise provided in Section 10 hereof, no adjustment shall be made for dividends or other rights for which the record date is prior to the issuance of such certificate or certificates.

     10. Adjustment of Number of shares and Related Matters. The Option Holder understands that in the event of a stock dividend, stock split, change of control, merger, consolidation, reorganization or recapitalization of the Company, the number of shares which may be purchased upon exercise of this Stock option, the time at which any Stock Option may be exercisable, and the exercise price thereof may be adjusted in accordance with the Plan.

     11. Option Holder's Representations. Notwithstanding any of the provisions hereof, the Option Holder hereby agrees that he or she will not exercise the Stock Option granted hereby, and that the Company will not be obligated to issue any shares to the Option Holder hereunder, if the exercise thereof of the issuance of such shares shall constitute a violation by the Option Holder or the company of any provision or any law or regulation of any governmental authority or shall not be in compliance with the listing requirements of a stock exchange or an interdealer quotations system. Any determination in this connection by the board shall be final, binding and conclusive. The obligations of the company and the rights of the Option Holder are subject to all applicable laws, rules and regulations including, without limitation, the 1934 Act, the Code, any successors thereto, and any other applicable laws.

     12. Investment Representation. Unless the Common Stock is issued to him or her in a transaction registered under applicable federal and state securities laws, by his or her execution hereof, the Option Holder represents and warrants to the Company that all Common Stock which may be purchased hereunder will be acquired by the Option Holder for investment purposes for his or her own account and not with any intent for resale or distribution in violation of federal or estate securities laws. Unless the Common Stock is issued to him in a transaction registered under applicable federal and state securities laws, all certificates issued with respect to the Common Stock shall bear an appropriate restrictive investment legend.

     13. Disqualifying Disposition. In the event that Common Stock acquired upon exercise of a Stock Option pursuant to this Agreement is disposed of by an Option Holder prior to the expiration of either two (2) years from the Date of Grant of such Stock option or one (1) year from the transfer of shares to the Option Holder pursuant to the exercise of such Stock option, such Option Holder shall notify the company in writing of the date and terms of such disposition.

     14. Governing Law. This Agreement is intended to be performed in the State of Texas and shall be construed and enforced in accordance with and governed by the laws of the State of Texas without reference to the conflicts of laws provisions thereof.

     15. No Rights to Continue Employment. Nothing in this Agreement confers upon the Option Holder the right to continue in the employ of the company or any subsidiary or interferes with or restricts in any way the right of the Company to discharge the Option Holder at any time (subject to any contract rights of the Option Holder).

     16. Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction. If any provision of this Agreement shall be adjudged unreasonable in any judicial or administrative proceeding, the court or administrative body shall have the power to reform such provision and, in its changed form, such provision shall then be enforceable and shall be enforced.

     In witness Whereof, the Company has caused this Agreement to be executed by its duly authorized officer, and the Option Holder, to evidence his or her consent and approval of all the terms hereof, has duly executed this Agreement as of the date specified in Section 1 hereof.

                              Integrated Security Systems, Inc.



                       By:    /S/ Richard B. Powell
                              Richard B. Powell
                              Vice President & Chief Accounting Officer


                              Option Holder:



                              /S/ Russell Cleveland
                     Name:    Russell Cleveland
                              Renaissance Capital Growth & Income Fund III, Inc.

                                                                       EXHIBIT 4

                        Integrated Security Systems, Inc.
                        1997 Omnibus Stock Plan Agreement

     1. Grant of Incentive Stock Option. Pursuant to the Integrated Security Systems, Inc. 1997 Omnibus Stock Plan (the "Plan") for employees and directors of Integrated Security Systems, Inc., a Delaware corporation, or any of its subsidiaries (the "Company"), the Company grants to Renaissance Capital Growth & Income Fund III, Inc. an incentive stock option ("Stock Option") to purchase from the Company a total of 4,640 full shares ("Optioned Shares") of common stock, $0.01 par value ("Common Stock"), of the Company at $0.3200 per share (being at least the fair market value per share of the Common Stock on this Date of Grant), in the amounts, during the periods, and upon the terms and conditions set forth in this Agreement. The Date of Grant of this Stock Option is September 7, 2001.

     2. Time of Exercise. Except only a specifically provided elsewhere in this Agreement, this Stock Option is exercisable immediately in its entirety.

     3. Subject to Plan. This Stock Option and its exercise are subject to the terms and conditions of the Plan, the terms of which are incorporated herein by reference. The defined terms used herein that are defined in the Plan shall have the same meanings assigned to them in the Plan. In addition, this Stock Option is subject to any rules promulgated pursuant to the Plan by the Board or the Committee and communicated to the Option Holder in writing.

     4. Term. This Stock Option will terminated at the first of the following:

          (a) 5 pm on September 7, 2006.

          (b) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates due to death or disability.

          (c) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates for any reason other than death of disability.

     5. Who May Exercise. Subject to the terms and conditions set forth in Sections 2 and 4 above, during the lifetime of the Option Holder, this Stock Option may be exercised only by the Option Holder, or by the Option Holder's guardian. If the Option Holder's employment terminates as a result of death or disability prior to the termination date specified in Section 4(a) hereof and the Option Holder has not exercised this Stock option as to the percentage of Optioned Shares set forth in Section 2 hereof as of the date of death or disability, the following persons may exercise the exercisable portion of this Stock Option as set forth in Section 2 hereof on behalf of the Option Holder at any time prior to the earlier of the dates specified in Sections 4(a) or (b) or
(c) hereof: (i) if the Option Holder is disable, the guardian of the Option Holder; or (ii) if the Option Holder dies, the personal representative of his estate or the person who acquired the right to exercise this Stock option by bequest or inheritance or by reason of the death of the Option Holder; provided that this Stock Option shall remain subject to the other terms of this Agreement, the Plan, and applicable laws, rules and regulations.

     6. Restrictions on Exercise. This Stock Option may be exercised only with respect to full shares, and no fractional share of stock shall be issued.

     7. Manner of Exercise. Subject to such administrative regulations as the Board or the Committee may from time to time adopt, this Stock Option may be exercised only upon written notice to the Company of the number of shares being purchased accompanied by the following:

          (a) Full payment of the option price for the shares of stock being purchased; and

          Such other documents as the Company in its discretion deems necessary to evidence the exercise, in whole or in part, of this Stock Option.

     8. Nonassignability. This Stock option is not assignable or transferable by the Option Holder except (i) by will or by the laws of descent and distribution or (ii) pursuant to the terms of a qualified domestic relations order (as defined in Section 411(a)(13) of the Code or Section 206(d)(3) of the Employee Retirement Income Security Act of 1974, as amended), provided that in the case of an Incentive Stock Option, such transfer or assignment may occur only to the extent it will not result in disqualifying such option as an incentive stock option under Section 422 of the Code, or any other successor provision.

     9. Rights as Stockholder. The Option Holder will have no rights as a stockholder with respect to any shares covered by this Stock Option until the issuance of a certificate or certificates to the Option Holder for the shares. Except as otherwise provided in Section 10 hereof, no adjustment shall be made for dividends or other rights for which the record date is prior to the issuance of such certificate or certificates.

     10. Adjustment of Number of shares and Related Matters. The Option Holder understands that in the event of a stock dividend, stock split, change of control, merger, consolidation, reorganization or recapitalization of the Company, the number of shares which may be purchased upon exercise of this Stock option, the time at which any Stock Option may be exercisable, and the exercise price thereof may be adjusted in accordance with the Plan.

     11. Option Holder's Representations. Notwithstanding any of the provisions hereof, the Option Holder hereby agrees that he or she will not exercise the Stock Option granted hereby, and that the Company will not be obligated to issue any shares to the Option Holder hereunder, if the exercise thereof of the issuance of such shares shall constitute a violation by the Option Holder or the company of any provision or any law or regulation of any governmental authority or shall not be in compliance with the listing requirements of a stock exchange or an interdealer quotations system. Any determination in this connection by the board shall be final, binding and conclusive. The obligations of the company and the rights of the Option Holder are subject to all applicable laws, rules and regulations including, without limitation, the 1934 Act, the Code, any successors thereto, and any other applicable laws.

     12. Investment Representation. Unless the Common Stock is issued to him or her in a transaction registered under applicable federal and state securities laws, by his or her execution hereof, the Option Holder represents and warrants to the Company that all Common Stock which may be purchased hereunder will be acquired by the Option Holder for investment purposes for his or her own account and not with any intent for resale or distribution in violation of federal or estate securities laws. Unless the Common Stock is issued to him in a transaction registered under applicable federal and state securities laws, all certificates issued with respect to the Common Stock shall bear an appropriate restrictive investment legend.

     13. Disqualifying Disposition. In the event that Common Stock acquired upon exercise of a Stock Option pursuant to this Agreement is disposed of by an Option Holder prior to the expiration of either two (2) years from the Date of Grant of such Stock option or one (1) year from the transfer of shares to the Option Holder pursuant to the exercise of such Stock option, such Option Holder shall notify the company in writing of the date and terms of such disposition.

     14. Governing Law. This Agreement is intended to be performed in the State of Texas and shall be construed and enforced in accordance with and governed by the laws of the State of Texas without reference to the conflicts of laws provisions thereof.

     15. No Rights to Continue Employment. Nothing in this Agreement confers upon the Option Holder the right to continue in the employ of the company or any subsidiary or interferes with or restricts in any way the right of the Company to discharge the Option Holder at any time (subject to any contract rights of the Option Holder).

     16. Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction. If any provision of this Agreement shall be adjudged unreasonable in any judicial or administrative proceeding, the court or administrative body shall have the power to reform such provision and, in its changed form, such provision shall then be enforceable and shall be enforced.

     In witness Whereof, the Company has caused this Agreement to be executed by its duly authorized officer, and the Option Holder, to evidence his or her consent and approval of all the terms hereof, has duly executed this Agreement as of the date specified in Section 1 hereof.

                              Integrated Security Systems, Inc.



                       By:    /S/ Richard B. Powell
                              Richard B. Powell
                              Vice President & Chief Accounting Officer


                              Option Holder:



                              /S/  Russell Cleveland
                     Name:    Russell Cleveland
                              Renaissance Capital Growth & Income Fund III, Inc.

                                                                       EXHIBIT 5

                        Integrated Security Systems, Inc.
                        1997 Omnibus Stock Plan Agreement

     1. Grant of Incentive Stock Option. Pursuant to the Integrated Security Systems, Inc. 1997 Omnibus Stock Plan (the "Plan") for employees and directors of Integrated Security Systems, Inc., a Delaware corporation, or any of its subsidiaries (the "Company"), the Company grants to Renaissance Capital Growth & Income Fund III, Inc. an incentive stock option ("Stock Option") to purchase from the Company a total of 3,030 full shares ("Optioned Shares") of common stock, $0.01 par value ("Common Stock"), of the Company at $0.4900 per share (being at least the fair market value per share of the Common Stock on this Date of Grant), in the amounts, during the periods, and upon the terms and conditions set forth in this Agreement. The Date of Grant of this Stock Option is October 26, 2001.

     2. Time of Exercise. Except only a specifically provided elsewhere in this Agreement, this Stock Option is exercisable immediately in its entirety.

     3. Subject to Plan. This Stock Option and its exercise are subject to the terms and conditions of the Plan, the terms of which are incorporated herein by reference. The defined terms used herein that are defined in the Plan shall have the same meanings assigned to them in the Plan. In addition, this Stock Option is subject to any rules promulgated pursuant to the Plan by the Board or the Committee and communicated to the Option Holder in writing.

     4. Term. This Stock Option will terminated at the first of the following:

          (a) 5 pm on October 26, 2006.

          (b) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates due to death or disability.

          (c) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates for any reason other than death of disability.

     5. Who May Exercise. Subject to the terms and conditions set forth in Sections 2 and 4 above, during the lifetime of the Option Holder, this Stock Option may be exercised only by the Option Holder, or by the Option Holder's guardian. If the Option Holder's employment terminates as a result of death or disability prior to the termination date specified in Section 4(a) hereof and the Option Holder has not exercised this Stock option as to the percentage of Optioned Shares set forth in Section 2 hereof as of the date of death or disability, the following persons may exercise the exercisable portion of this Stock Option as set forth in Section 2 hereof on behalf of the Option Holder at any time prior to the earlier of the dates specified in Sections 4(a) or (b) or
(c) hereof: (i) if the Option Holder is disable, the guardian of the Option Holder; or (ii) if the Option Holder dies, the personal representative of his estate or the person who acquired the right to exercise this Stock option by bequest or inheritance or by reason of the death of the Option Holder; provided that this Stock Option shall remain subject to the other terms of this Agreement, the Plan, and applicable laws, rules and regulations.

     6. Restrictions on Exercise. This Stock Option may be exercised only with respect to full shares, and no fractional share of stock shall be issued.

     7. Manner of Exercise. Subject to such administrative regulations as the Board or the Committee may from time to time adopt, this Stock Option may be exercised only upon written notice to the Company of the number of shares being purchased accompanied by the following:

          (a) Full payment of the option price for the shares of stock being purchased; and

          Such other documents as the Company in its discretion deems necessary to evidence the exercise, in whole or in part, of this Stock Option.

     8. Nonassignability. This Stock option is not assignable or transferable by the Option Holder except (i) by will or by the laws of descent and distribution or (ii) pursuant to the terms of a qualified domestic relations order (as defined in Section 411(a)(13) of the Code or Section 206(d)(3) of the Employee Retirement Income Security Act of 1974, as amended), provided that in the case of an Incentive Stock Option, such transfer or assignment may occur only to the extent it will not result in disqualifying such option as an incentive stock option under Section 422 of the Code, or any other successor provision.

     9. Rights as Stockholder. The Option Holder will have no rights as a stockholder with respect to any shares covered by this Stock Option until the issuance of a certificate or certificates to the Option Holder for the shares. Except as otherwise provided in Section 10 hereof, no adjustment shall be made for dividends or other rights for which the record date is prior to the issuance of such certificate or certificates.

     10. Adjustment of Number of shares and Related Matters. The Option Holder understands that in the event of a stock dividend, stock split, change of control, merger, consolidation, reorganization or recapitalization of the Company, the number of shares which may be purchased upon exercise of this Stock option, the time at which any Stock Option may be exercisable, and the exercise price thereof may be adjusted in accordance with the Plan.

     11. Option Holder's Representations. Notwithstanding any of the provisions hereof, the Option Holder hereby agrees that he or she will not exercise the Stock Option granted hereby, and that the Company will not be obligated to issue any shares to the Option Holder hereunder, if the exercise thereof of the issuance of such shares shall constitute a violation by the Option Holder or the company of any provision or any law or regulation of any governmental authority or shall not be in compliance with the listing requirements of a stock exchange or an interdealer quotations system. Any determination in this connection by the board shall be final, binding and conclusive. The obligations of the company and the rights of the Option Holder are subject to all applicable laws, rules and regulations including, without limitation, the 1934 Act, the Code, any successors thereto, and any other applicable laws.

     12. Investment Representation. Unless the Common Stock is issued to him or her in a transaction registered under applicable federal and state securities laws, by his or her execution hereof, the Option Holder represents and warrants to the Company that all Common Stock which may be purchased hereunder will be acquired by the Option Holder for investment purposes for his or her own account and not with any intent for resale or distribution in violation of federal or estate securities laws. Unless the Common Stock is issued to him in a transaction registered under applicable federal and state securities laws, all certificates issued with respect to the Common Stock shall bear an appropriate restrictive investment legend.

     13. Disqualifying Disposition. In the event that Common Stock acquired upon exercise of a Stock Option pursuant to this Agreement is disposed of by an Option Holder prior to the expiration of either two (2) years from the Date of Grant of such Stock option or one (1) year from the transfer of shares to the Option Holder pursuant to the exercise of such Stock option, such Option Holder shall notify the company in writing of the date and terms of such disposition.

     14. Governing Law. This Agreement is intended to be performed in the State of Texas and shall be construed and enforced in accordance with and governed by the laws of the State of Texas without reference to the conflicts of laws provisions thereof.

     15. No Rights to Continue Employment. Nothing in this Agreement confers upon the Option Holder the right to continue in the employ of the company or any subsidiary or interferes with or restricts in any way the right of the Company to discharge the Option Holder at any time (subject to any contract rights of the Option Holder).

     16. Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction. If any provision of this Agreement shall be adjudged unreasonable in any judicial or administrative proceeding, the court or administrative body shall have the power to reform such provision and, in its changed form, such provision shall then be enforceable and shall be enforced.

     In witness Whereof, the Company has caused this Agreement to be executed by its duly authorized officer, and the Option Holder, to evidence his or her consent and approval of all the terms hereof, has duly executed this Agreement as of the date specified in Section 1 hereof.

                              Integrated Security Systems, Inc.



                       By:    /S/ Richard B. Powell
                              Richard B. Powell
                              Vice President & Chief Accounting Officer


                              Option Holder:



                              /S/  Russell Cleveland
                     Name:    Russell Cleveland
                              Renaissance Capital Growth & Income Fund III, Inc.

                                                                       EXHIBIT 6

                        Integrated Security Systems, Inc.
                        1997 Omnibus Stock Plan Agreement

     1. Grant of Incentive Stock Option. Pursuant to the Integrated Security Systems, Inc. 1997 Omnibus Stock Plan (the "Plan") for employees and directors of Integrated Security Systems, Inc., a Delaware corporation, or any of its subsidiaries (the "Company"), the Company grants to Renaissance Capital Growth & Income Fund III, Inc. an incentive stock option ("Stock Option") to purchase from the Company a total of 3,712 full shares ("Optioned Shares") of common stock, $0.01 par value ("Common Stock"), of the Company at $0.4000 per share (being at least the fair market value per share of the Common Stock on this Date of Grant), in the amounts, during the periods, and upon the terms and conditions set forth in this Agreement. The Date of Grant of this Stock Option is December 14, 2001.

     2. Time of Exercise. Except only a specifically provided elsewhere in this Agreement, this Stock Option is exercisable immediately in its entirety.

     3. Subject to Plan. This Stock Option and its exercise are subject to the terms and conditions of the Plan, the terms of which are incorporated herein by reference. The defined terms used herein that are defined in the Plan shall have the same meanings assigned to them in the Plan. In addition, this Stock Option is subject to any rules promulgated pursuant to the Plan by the Board or the Committee and communicated to the Option Holder in writing.

     4. Term. This Stock Option will terminated at the first of the following:

          (a) 5 pm on December 14, 2006.

          (b) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates due to death or disability.

          (c) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates for any reason other than death of disability.

     5. Who May Exercise. Subject to the terms and conditions set forth in Sections 2 and 4 above, during the lifetime of the Option Holder, this Stock Option may be exercised only by the Option Holder, or by the Option Holder's guardian. If the Option Holder's employment terminates as a result of death or disability prior to the termination date specified in Section 4(a) hereof and the Option Holder has not exercised this Stock option as to the percentage of Optioned Shares set forth in Section 2 hereof as of the date of death or disability, the following persons may exercise the exercisable portion of this Stock Option as set forth in Section 2 hereof on behalf of the Option Holder at any time prior to the earlier of the dates specified in Sections 4(a) or (b) or
(c) hereof: (i) if the Option Holder is disable, the guardian of the Option Holder; or (ii) if the Option Holder dies, the personal representative of his estate or the person who acquired the right to exercise this Stock option by bequest or inheritance or by reason of the death of the Option Holder; provided that this Stock Option shall remain subject to the other terms of this Agreement, the Plan, and applicable laws, rules and regulations.

     6. Restrictions on Exercise. This Stock Option may be exercised only with respect to full shares, and no fractional share of stock shall be issued.

     7. Manner of Exercise. Subject to such administrative regulations as the Board or the Committee may from time to time adopt, this Stock Option may be exercised only upon written notice to the Company of the number of shares being purchased accompanied by the following:

          (a) Full payment of the option price for the shares of stock being purchased; and

          Such other documents as the Company in its discretion deems necessary to evidence the exercise, in whole or in part, of this Stock Option.

     8. Nonassignability. This Stock option is not assignable or transferable by the Option Holder except (i) by will or by the laws of descent and distribution or (ii) pursuant to the terms of a qualified domestic relations order (as defined in Section 411(a)(13) of the Code or Section 206(d)(3) of the Employee Retirement Income Security Act of 1974, as amended), provided that in the case of an Incentive Stock Option, such transfer or assignment may occur only to the extent it will not result in disqualifying such option as an incentive stock option under Section 422 of the Code, or any other successor provision.

     9. Rights as Stockholder. The Option Holder will have no rights as a stockholder with respect to any shares covered by this Stock Option until the issuance of a certificate or certificates to the Option Holder for the shares. Except as otherwise provided in Section 10 hereof, no adjustment shall be made for dividends or other rights for which the record date is prior to the issuance of such certificate or certificates.

     10. Adjustment of Number of shares and Related Matters. The Option Holder understands that in the event of a stock dividend, stock split, change of control, merger, consolidation, reorganization or recapitalization of the Company, the number of shares which may be purchased upon exercise of this Stock option, the time at which any Stock Option may be exercisable, and the exercise price thereof may be adjusted in accordance with the Plan.

     11. Option Holder's Representations. Notwithstanding any of the provisions hereof, the Option Holder hereby agrees that he or she will not exercise the Stock Option granted hereby, and that the Company will not be obligated to issue any shares to the Option Holder hereunder, if the exercise thereof of the issuance of such shares shall constitute a violation by the Option Holder or the company of any provision or any law or regulation of any governmental authority or shall not be in compliance with the listing requirements of a stock exchange or an interdealer quotations system. Any determination in this connection by the board shall be final, binding and conclusive. The obligations of the company and the rights of the Option Holder are subject to all applicable laws, rules and regulations including, without limitation, the 1934 Act, the Code, any successors thereto, and any other applicable laws.

     12. Investment Representation. Unless the Common Stock is issued to him or her in a transaction registered under applicable federal and state securities laws, by his or her execution hereof, the Option Holder represents and warrants to the Company that all Common Stock which may be purchased hereunder will be acquired by the Option Holder for investment purposes for his or her own account and not with any intent for resale or distribution in violation of federal or estate securities laws. Unless the Common Stock is issued to him in a transaction registered under applicable federal and state securities laws, all certificates issued with respect to the Common Stock shall bear an appropriate restrictive investment legend.

     13. Disqualifying Disposition. In the event that Common Stock acquired upon exercise of a Stock Option pursuant to this Agreement is disposed of by an Option Holder prior to the expiration of either two (2) years from the Date of Grant of such Stock option or one (1) year from the transfer of shares to the Option Holder pursuant to the exercise of such Stock option, such Option Holder shall notify the company in writing of the date and terms of such disposition.

     14. Governing Law. This Agreement is intended to be performed in the State of Texas and shall be construed and enforced in accordance with and governed by the laws of the State of Texas without reference to the conflicts of laws provisions thereof.

     15. No Rights to Continue Employment. Nothing in this Agreement confers upon the Option Holder the right to continue in the employ of the company or any subsidiary or interferes with or restricts in any way the right of the Company to discharge the Option Holder at any time (subject to any contract rights of the Option Holder).

     16. Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction. If any provision of this Agreement shall be adjudged unreasonable in any judicial or administrative proceeding, the court or administrative body shall have the power to reform such provision and, in its changed form, such provision shall then be enforceable and shall be enforced.

     In witness Whereof, the Company has caused this Agreement to be executed by its duly authorized officer, and the Option Holder, to evidence his or her consent and approval of all the terms hereof, has duly executed this Agreement as of the date specified in Section 1 hereof.

                              Integrated Security Systems, Inc.



                      By:     /S/ Richard B. Powell
                              Richard B. Powell
                              Vice President & Chief Accounting Officer


                              Option Holder:



                              /S/ Russell Cleveland
                     Name:    Russell Cleveland
                              Renaissance Capital Growth & Income Fund III, Inc.

                                                                       EXHIBIT 7

                        Integrated Security Systems, Inc.
                        1997 Omnibus Stock Plan Agreement

     1. Grant of Incentive Stock Option. Pursuant to the Integrated Security Systems, Inc. 1997 Omnibus Stock Plan (the "Plan") for employees and directors of Integrated Security Systems, Inc., a Delaware corporation, or any of its subsidiaries (the "Company"), the Company grants to Renaissance Capital Growth & Income Fund III, Inc. an incentive stock option ("Stock Option") to purchase from the Company a total of 4,124 full shares ("Optioned Shares") of common stock, $0.01 par value ("Common Stock"), of the Company at $0.3600 per share (being at least the fair market value per share of the Common Stock on this Date of Grant), in the amounts, during the periods, and upon the terms and conditions set forth in this Agreement. The Date of Grant of this Stock Option is February 22, 2002.

     2. Time of Exercise. Except only a specifically provided elsewhere in this Agreement, this Stock Option is exercisable immediately in its entirety.

     3. Subject to Plan. This Stock Option and its exercise are subject to the terms and conditions of the Plan, the terms of which are incorporated herein by reference. The defined terms used herein that are defined in the Plan shall have the same meanings assigned to them in the Plan. In addition, this Stock Option is subject to any rules promulgated pursuant to the Plan by the Board or the Committee and communicated to the Option Holder in writing.

     4. Term. This Stock Option will terminated at the first of the following:

          (a) 5 pm on February 22, 2007.

          (b) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates due to death or disability.

          (c) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates for any reason other than death of disability.

     5. Who May Exercise. Subject to the terms and conditions set forth in Sections 2 and 4 above, during the lifetime of the Option Holder, this Stock Option may be exercised only by the Option Holder, or by the Option Holder's guardian. If the Option Holder's employment terminates as a result of death or disability prior to the termination date specified in Section 4(a) hereof and the Option Holder has not exercised this Stock option as to the percentage of Optioned Shares set forth in Section 2 hereof as of the date of death or disability, the following persons may exercise the exercisable portion of this Stock Option as set forth in Section 2 hereof on behalf of the Option Holder at any time prior to the earlier of the dates specified in Sections 4(a) or (b) or
(c) hereof: (i) if the Option Holder is disable, the guardian of the Option Holder; or (ii) if the Option Holder dies, the personal representative of his estate or the person who acquired the right to exercise this Stock option by bequest or inheritance or by reason of the death of the Option Holder; provided that this Stock Option shall remain subject to the other terms of this Agreement, the Plan, and applicable laws, rules and regulations.

     6. Restrictions on Exercise. This Stock Option may be exercised only with respect to full shares, and no fractional share of stock shall be issued.

     7. Manner of Exercise. Subject to such administrative regulations as the Board or the Committee may from time to time adopt, this Stock Option may be exercised only upon written notice to the Company of the number of shares being purchased accompanied by the following:

          (a) Full payment of the option price for the shares of stock being purchased; and

          (b) Such other documents as the Company in its discretion deems necessary to evidence the exercise, in whole or in part, of this Stock Option.

     8. Nonassignability. This Stock option is not assignable or transferable by the Option Holder except (i) by will or by the laws of descent and distribution or (ii) pursuant to the terms of a qualified domestic relations order (as defined in Section 411(a)(13) of the Code or Section 206(d)(3) of the Employee Retirement Income Security Act of 1974, as amended), provided that in the case of an Incentive Stock Option, such transfer or assignment may occur only to the extent it will not result in disqualifying such option as an incentive stock option under Section 422 of the Code, or any other successor provision.

     9. Rights as Stockholder. The Option Holder will have no rights as a stockholder with respect to any shares covered by this Stock Option until the issuance of a certificate or certificates to the Option Holder for the shares. Except as otherwise provided in Section 10 hereof, no adjustment shall be made for dividends or other rights for which the record date is prior to the issuance of such certificate or certificates.

     10. Adjustment of Number of shares and Related Matters. The Option Holder understands that in the event of a stock dividend, stock split, change of control, merger, consolidation, reorganization or recapitalization of the Company, the number of shares which may be purchased upon exercise of this Stock option, the time at which any Stock Option may be exercisable, and the exercise price thereof may be adjusted in accordance with the Plan.

     11. Option Holder's Representations. Notwithstanding any of the provisions hereof, the Option Holder hereby agrees that he or she will not exercise the Stock Option granted hereby, and that the Company will not be obligated to issue any shares to the Option Holder hereunder, if the exercise thereof of the issuance of such shares shall constitute a violation by the Option Holder or the company of any provision or any law or regulation of any governmental authority or shall not be in compliance with the listing requirements of a stock exchange or an interdealer quotations system. Any determination in this connection by the board shall be final, binding and conclusive. The obligations of the company and the rights of the Option Holder are subject to all applicable laws, rules and regulations including, without limitation, the 1934 Act, the Code, any successors thereto, and any other applicable laws.

     12. Investment Representation. Unless the Common Stock is issued to him or her in a transaction registered under applicable federal and state securities laws, by his or her execution hereof, the Option Holder represents and warrants to the Company that all Common Stock which may be purchased hereunder will be acquired by the Option Holder for investment purposes for his or her own account and not with any intent for resale or distribution in violation of federal or estate securities laws. Unless the Common Stock is issued to him in a transaction registered under applicable federal and state securities laws, all certificates issued with respect to the Common Stock shall bear an appropriate restrictive investment legend.

     13. Disqualifying Disposition. In the event that Common Stock acquired upon exercise of a Stock Option pursuant to this Agreement is disposed of by an Option Holder prior to the expiration of either two (2) years from the Date of Grant of such Stock option or one (1) year from the transfer of shares to the Option Holder pursuant to the exercise of such Stock option, such Option Holder shall notify the company in writing of the date and terms of such disposition.

     14. Governing Law. This Agreement is intended to be performed in the State of Texas and shall be construed and enforced in accordance with and governed by the laws of the State of Texas without reference to the conflicts of laws provisions thereof.

     15. No Rights to Continue Employment. Nothing in this Agreement confers upon the Option Holder the right to continue in the employ of the company or any subsidiary or interferes with or restricts in any way the right of the Company to discharge the Option Holder at any time (subject to any contract rights of the Option Holder).

     16. Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction. If any provision of this Agreement shall be adjudged unreasonable in any judicial or administrative proceeding, the court or administrative body shall have the power to reform such provision and, in its changed form, such provision shall then be enforceable and shall be enforced.

     In witness Whereof, the Company has caused this Agreement to be executed by its duly authorized officer, and the Option Holder, to evidence his or her consent and approval of all the terms hereof, has duly executed this Agreement as of the date specified in Section 1 hereof.

                              Integrated Security Systems, Inc.



                      By:     /S/ Richard B. Powell
                              Richard B. Powell
                              Vice President & Chief Accounting Officer


                              Option Holder:



                              /S/ Russell Cleveland
                     Name:    Russell Cleveland
                              Renaissance Capital Growth & Income Fund III, Inc.

                                                                       EXHIBIT 8

                        Integrated Security Systems, Inc.
                        1997 Omnibus Stock Plan Agreement

     1. Grant of Incentive Stock Option. Pursuant to the Integrated Security Systems, Inc. 1997 Omnibus Stock Plan (the "Plan") for employees and directors of Integrated Security Systems, Inc., a Delaware corporation, or any of its subsidiaries (the "Company"), the Company grants to Renaissance Capital Growth & Income Fund III, Inc. an incentive stock option ("Stock Option") to purchase from the Company a total of 3,806 full shares ("Optioned Shares") of common stock, $0.01 par value ("Common Stock"), of the Company at $0.3900 per share (being at least the fair market value per share of the Common Stock on this Date of Grant), in the amounts, during the periods, and upon the terms and conditions set forth in this Agreement. The Date of Grant of this Stock Option is June 21, 2002.

     2. Time of Exercise. Except only a specifically provided elsewhere in this Agreement, this Stock Option is exercisable immediately in its entirety.

     3. Subject to Plan. This Stock Option and its exercise are subject to the terms and conditions of the Plan, the terms of which are incorporated herein by reference. The defined terms used herein that are defined in the Plan shall have the same meanings assigned to them in the Plan. In addition, this Stock Option is subject to any rules promulgated pursuant to the Plan by the Board or the Committee and communicated to the Option Holder in writing.

     4. Term. This Stock Option will terminated at the first of the following:

          (a) 5 pm on June 21, 2007.

          (b) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates due to death or disability.

          (c) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates for any reason other than death of disability.

     5. Who May Exercise. Subject to the terms and conditions set forth in Sections 2 and 4 above, during the lifetime of the Option Holder, this Stock Option may be exercised only by the Option Holder, or by the Option Holder's guardian. If the Option Holder's employment terminates as a result of death or disability prior to the termination date specified in Section 4(a) hereof and the Option Holder has not exercised this Stock option as to the percentage of Optioned Shares set forth in Section 2 hereof as of the date of death or disability, the following persons may exercise the exercisable portion of this Stock Option as set forth in Section 2 hereof on behalf of the Option Holder at any time prior to the earlier of the dates specified in Sections 4(a) or (b) or
(c) hereof: (i) if the Option Holder is disable, the guardian of the Option Holder; or (ii) if the Option Holder dies, the personal representative of his estate or the person who acquired the right to exercise this Stock option by bequest or inheritance or by reason of the death of the Option Holder; provided that this Stock Option shall remain subject to the other terms of this Agreement, the Plan, and applicable laws, rules and regulations.

     6. Restrictions on Exercise. This Stock Option may be exercised only with respect to full shares, and no fractional share of stock shall be issued.

     7. Manner of Exercise. Subject to such administrative regulations as the Board or the Committee may from time to time adopt, this Stock Option may be exercised only upon written notice to the Company of the number of shares being purchased accompanied by the following:

          (a) Full payment of the option price for the shares of stock being purchased; and

          Such other documents as the Company in its discretion deems necessary to evidence the exercise, in whole or in part, of this Stock Option.

     8. Nonassignability. This Stock option is not assignable or transferable by the Option Holder except (i) by will or by the laws of descent and distribution or (ii) pursuant to the terms of a qualified domestic relations order (as defined in Section 411(a)(13) of the Code or Section 206(d)(3) of the Employee Retirement Income Security Act of 1974, as amended), provided that in the case of an Incentive Stock Option, such transfer or assignment may occur only to the extent it will not result in disqualifying such option as an incentive stock option under Section 422 of the Code, or any other successor provision.

     9. Rights as Stockholder. The Option Holder will have no rights as a stockholder with respect to any shares covered by this Stock Option until the issuance of a certificate or certificates to the Option Holder for the shares. Except as otherwise provided in Section 10 hereof, no adjustment shall be made for dividends or other rights for which the record date is prior to the issuance of such certificate or certificates.

     10. Adjustment of Number of shares and Related Matters. The Option Holder understands that in the event of a stock dividend, stock split, change of control, merger, consolidation, reorganization or recapitalization of the Company, the number of shares which may be purchased upon exercise of this Stock option, the time at which any Stock Option may be exercisable, and the exercise price thereof may be adjusted in accordance with the Plan.

     11. Option Holder's Representations. Notwithstanding any of the provisions hereof, the Option Holder hereby agrees that he or she will not exercise the Stock Option granted hereby, and that the Company will not be obligated to issue any shares to the Option Holder hereunder, if the exercise thereof of the issuance of such shares shall constitute a violation by the Option Holder or the company of any provision or any law or regulation of any governmental authority or shall not be in compliance with the listing requirements of a stock exchange or an interdealer quotations system. Any determination in this connection by the board shall be final, binding and conclusive. The obligations of the company and the rights of the Option Holder are subject to all applicable laws, rules and regulations including, without limitation, the 1934 Act, the Code, any successors thereto, and any other applicable laws.

     12. Investment Representation. Unless the Common Stock is issued to him or her in a transaction registered under applicable federal and state securities laws, by his or her execution hereof, the Option Holder represents and warrants to the Company that all Common Stock which may be purchased hereunder will be acquired by the Option Holder for investment purposes for his or her own account and not with any intent for resale or distribution in violation of federal or estate securities laws. Unless the Common Stock is issued to him in a transaction registered under applicable federal and state securities laws, all certificates issued with respect to the Common Stock shall bear an appropriate restrictive investment legend.

     13. Disqualifying Disposition. In the event that Common Stock acquired upon exercise of a Stock Option pursuant to this Agreement is disposed of by an Option Holder prior to the expiration of either two (2) years from the Date of Grant of such Stock option or one (1) year from the transfer of shares to the Option Holder pursuant to the exercise of such Stock option, such Option Holder shall notify the company in writing of the date and terms of such disposition.

     14. Governing Law. This Agreement is intended to be performed in the State of Texas and shall be construed and enforced in accordance with and governed by the laws of the State of Texas without reference to the conflicts of laws provisions thereof.

     15. No Rights to Continue Employment. Nothing in this Agreement confers upon the Option Holder the right to continue in the employ of the company or any subsidiary or interferes with or restricts in any way the right of the Company to discharge the Option Holder at any time (subject to any contract rights of the Option Holder).

     16. Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction. If any provision of this Agreement shall be adjudged unreasonable in any judicial or administrative proceeding, the court or administrative body shall have the power to reform such provision and, in its changed form, such provision shall then be enforceable and shall be enforced.

     In witness Whereof, the Company has caused this Agreement to be executed by its duly authorized officer, and the Option Holder, to evidence his or her consent and approval of all the terms hereof, has duly executed this Agreement as of the date specified in Section 1 hereof.

                              Integrated Security Systems, Inc.



                      By:     /S/ Richard B. Powell
                              Richard B. Powell
                              Vice President & Chief Accounting Officer


                              Option Holder:



                              /S/ Russell Cleveland
                     Name:    Russell Cleveland
                              Renaissance Capital Growth & Income Fund III, Inc.

                                                                       EXHIBIT 9

                        Integrated Security Systems, Inc.
                        1997 Omnibus Stock Plan Agreement

     1. Grant of Incentive Stock Option. Pursuant to the Integrated Security Systems, Inc. 1997 Omnibus Stock Plan (the "Plan") for employees and directors of Integrated Security Systems, Inc., a Delaware corporation, or any of its subsidiaries (the "Company"), the Company grants to Renaissance Capital Growth & Income Fund III, Inc. an incentive stock option ("Stock Option") to purchase from the Company a total of 4,789 full shares ("Optioned Shares") of common stock, $0.01 par value ("Common Stock"), of the Company at $0.3100 per share (being at least the fair market value per share of the Common Stock on this Date of Grant), in the amounts, during the periods, and upon the terms and conditions set forth in this Agreement. The Date of Grant of this Stock Option is August 22, 2002.

     2. Time of Exercise. Except only a specifically provided elsewhere in this Agreement, this Stock Option is exercisable immediately in its entirety.

     3. Subject to Plan. This Stock Option and its exercise are subject to the terms and conditions of the Plan, the terms of which are incorporated herein by reference. The defined terms used herein that are defined in the Plan shall have the same meanings assigned to them in the Plan. In addition, this Stock Option is subject to any rules promulgated pursuant to the Plan by the Board or the Committee and communicated to the Option Holder in writing.

     4. Term. This Stock Option will terminated at the first of the following:

          (a) 5 pm on August 22, 2007.

          (b) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates due to death or disability.

          (c) 5 pm on the date which is ninety (90) days following the date that the Option Holder's employment with the Company terminates for any reason other than death of disability.

     5. Who May Exercise. Subject to the terms and conditions set forth in Sections 2 and 4 above, during the lifetime of the Option Holder, this Stock Option may be exercised only by the Option Holder, or by the Option Holder's guardian. If the Option Holder's employment terminates as a result of death or disability prior to the termination date specified in Section 4(a) hereof and the Option Holder has not exercised this Stock option as to the percentage of Optioned Shares set forth in Section 2 hereof as of the date of death or disability, the following persons may exercise the exercisable portion of this Stock Option as set forth in Section 2 hereof on behalf of the Option Holder at any time prior to the earlier of the dates specified in Sections 4(a) or (b) or
(c) hereof: (i) if the Option Holder is disable, the guardian of the Option Holder; or (ii) if the Option Holder dies, the personal representative of his estate or the person who acquired the right to exercise this Stock option by bequest or inheritance or by reason of the death of the Option Holder; provided that this Stock Option shall remain subject to the other terms of this Agreement, the Plan, and applicable laws, rules and regulations.

     6. Restrictions on Exercise. This Stock Option may be exercised only with respect to full shares, and no fractional share of stock shall be issued.

     7. Manner of Exercise. Subject to such administrative regulations as the Board or the Committee may from time to time adopt, this Stock Option may be exercised only upon written notice to the Company of the number of shares being purchased accompanied by the following:

          (a) Full payment of the option price for the shares of stock being purchased; and

          Such other documents as the Company in its discretion deems necessary to evidence the exercise, in whole or in part, of this Stock Option.

     8. Nonassignability. This Stock option is not assignable or transferable by the Option Holder except (i) by will or by the laws of descent and distribution or (ii) pursuant to the terms of a qualified domestic relations order (as defined in Section 411(a)(13) of the Code or Section 206(d)(3) of the Employee Retirement Income Security Act of 1974, as amended), provided that in the case of an Incentive Stock Option, such transfer or assignment may occur only to the extent it will not result in disqualifying such option as an incentive stock option under Section 422 of the Code, or any other successor provision.

     9. Rights as Stockholder. The Option Holder will have no rights as a stockholder with respect to any shares covered by this Stock Option until the issuance of a certificate or certificates to the Option Holder for the shares. Except as otherwise provided in Section 10 hereof, no adjustment shall be made for dividends or other rights for which the record date is prior to the issuance of such certificate or certificates.

     10. Adjustment of Number of shares and Related Matters. The Option Holder understands that in the event of a stock dividend, stock split, change of control, merger, consolidation, reorganization or recapitalization of the Company, the number of shares which may be purchased upon exercise of this Stock option, the time at which any Stock Option may be exercisable, and the exercise price thereof may be adjusted in accordance with the Plan.

     11. Option Holder's Representations. Notwithstanding any of the provisions hereof, the Option Holder hereby agrees that he or she will not exercise the Stock Option granted hereby, and that the Company will not be obligated to issue any shares to the Option Holder hereunder, if the exercise thereof of the issuance of such shares shall constitute a violation by the Option Holder or the company of any provision or any law or regulation of any governmental authority or shall not be in compliance with the listing requirements of a stock exchange or an interdealer quotations system. Any determination in this connection by the board shall be final, binding and conclusive. The obligations of the company and the rights of the Option Holder are subject to all applicable laws, rules and regulations including, without limitation, the 1934 Act, the Code, any successors thereto, and any other applicable laws.

     12. Investment Representation. Unless the Common Stock is issued to him or her in a transaction registered under applicable federal and state securities laws, by his or her execution hereof, the Option Holder represents and warrants to the Company that all Common Stock which may be purchased hereunder will be acquired by the Option Holder for investment purposes for his or her own account and not with any intent for resale or distribution in violation of federal or estate securities laws. Unless the Common Stock is issued to him in a transaction registered under applicable federal and state securities laws, all certificates issued with respect to the Common Stock shall bear an appropriate restrictive investment legend.

     13. Disqualifying Disposition. In the event that Common Stock acquired upon exercise of a Stock Option pursuant to this Agreement is disposed of by an Option Holder prior to the expiration of either two (2) years from the Date of Grant of such Stock option or one (1) year from the transfer of shares to the Option Holder pursuant to the exercise of such Stock option, such Option Holder shall notify the company in writing of the date and terms of such disposition.

     14. Governing Law. This Agreement is intended to be performed in the State of Texas and shall be construed and enforced in accordance with and governed by the laws of the State of Texas without reference to the conflicts of laws provisions thereof.

     15. No Rights to Continue Employment. Nothing in this Agreement confers upon the Option Holder the right to continue in the employ of the company or any subsidiary or interferes with or restricts in any way the right of the Company to discharge the Option Holder at any time (subject to any contract rights of the Option Holder).

     16. Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction. If any provision of this Agreement shall be adjudged unreasonable in any judicial or administrative proceeding, the court or administrative body shall have the power to reform such provision and, in its changed form, such provision shall then be enforceable and shall be enforced.

     In witness Whereof, the Company has caused this Agreement to be executed by its duly authorized officer, and the Option Holder, to evidence his or her consent and approval of all the terms hereof, has duly executed this Agreement as of the date specified in Section 1 hereof.

                              Integrated Security Systems, Inc.



                      By:     /S/ Richard B. Powell
                              Richard B. Powell
                              Vice President & Chief Accounting Officer


                              Option Holder:



                              /S/ Russell Cleveland
                     Name:    Russell Cleveland
                              Renaissance Capital Growth & Income Fund III, Inc.







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